Consent of Independent Registered Public Accounting Firm

The Board of Directors

KWESST Micro Systems Inc.

We, KPMG LLP, consent to the inclusion in this Amendment No.4 to Form F-1 Registration Statement of KWESST Micro Systems Inc. (the "Company") dated November 7, 2022 being filed with the United States Securities and Exchange Commission, of our report dated November 24, 2021, on the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at September 30, 2021, the related consolidated statements of net loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended September 30, 2021, and the related notes, which is included herein, and to the reference to our firm under the heading "Experts" included in the Amendment No.4 to Form F-1 Registration Statement.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

November 7, 2022

Ottawa, Canada